Filed Pursuant to Rule 433

Registration No. 333-233119

Pricing Term Sheet

October 19, 2020

Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (negative outlook) Standard & Poor’s Ratings Services: A- (negative outlook)

CUSIP/ISIN:	02665WDQ1 / US02665WDQ15

Trade Date:	October 19, 2020

Original Issue Date:	October 21, 2020 (T+2)

Stated Maturity Date:	January 21, 2022

Principal Amount:	$450,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Maturity:	3 Month

Initial Interest Rate:	The initial interest rate will be based on 3 Month LIBOR determined on October 19, 2020 plus the Spread, accruing from October 21, 2020

Initial Interest Reset Date:	January 21, 2021

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	Each January 21, April 21, July 21 and October 21, beginning on January 21, 2021, and on the Stated Maturity Date

Spread:	+12 bps

Designated LIBOR Currency:	U.S. dollars

Price to Public:	100.000%

Commission:	0.0425%

Net Proceeds to Issuer:	99.9575% / $449,808,750

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following (adjusted); provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	BofA Securities, Inc.

Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

DTC Number:	773

*A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This term sheet supplements the prospectus supplement dated August 8, 2019 and the related prospectus dated August 8, 2019; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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